ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
OTCBB Code: OBTMY
FOR IMMEDIATE RELEASE: 11 August 2011	NYSE Amex Code: OBT

Orbital to begin trading on NYSE Amex on Thursday, 25 August 2011

PERTH, AUSTRALIA – 11 August 2011 – Orbital Corporation Limited (ASX: OEC – “Orbital”), today advises the market that its American Depository Receipts (ADR’s) will begin trading on the NYSE Amex under the symbol OBT on Thursday, 25 August 2011.

Knight Capital Americas, L.P. will be Orbital’s specialist on NYSE Amex.

“We are very pleased that NYSE Amex has authorised Orbital to list” said Terry Stinson, Managing Director and Chief Executive Officer of Orbital. “Our United States based ADR holders represent approximately 20% of our shareholder base and this move will provide improved stock liquidity and will enhance Orbital’s profile in the US share market”.

“The application of alternative fuels for automobiles and trucks and improved fuel economy are front and centre in the US.  Investors who are monitoring these developments will be interested to understand what Orbital has to offer.” added Mr Stinson.

Orbital’s ordinary shares will continue to trade on the Australian Stock Exchange under the symbol OEC.

About NYSE Amex:

NYSE Amex is a platform launched by NYSE Euronext after acquiring the former American Stock Exchange in late 2008. NYSE Amex is designed to meet the demands of small-to-medium size enterprises (SMEs) that do not necessarily meet the NYSE’s higher listing standards. NYSE Amex plays an important role helping SMEs, including those from abroad raise capital in the U.S. market. NYSE Amex provides the same hi-tech, hi-touch market model as the NYSE; issuers enjoy the same exposure and brand association as NYSE-listed companies.

ENDS

CONTACTS	Terry Stinson CEO or Keith Halliwell CFO Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTMY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.